

May 8, 2013

Via E-mail
Michael J. Kowalski
Chief Executive Officer
Tiffany & Co.
727 Fifth Avenue
New York, New York 10022

> **Re: Tiffany & Co.**
> **Form 10-K for the Fiscal Year Ended January 31, 2013**
> **Filed March 28, 2013**
> **File No. 001-09494**

Dear Mr. Kowalski:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 1. Business, page K-3

Material Designer License, page K-9

1. We note your disclosure on page K-8 that Paloma Picasso and Frank Gehry are two of your "named" designers. To the extent material, please enhance your disclosure regarding your agreements with these designers and provide us with your proposed disclosure in this regard. Please see Items 101(c)(1)(iv) and 303(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Angie Kim, Staff Attorney at (202) 551-3535 or me, at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director